UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 17, 2007, Husky Energy Inc. issued a press release announcing the date for the Special Meeting of Shareholders to consider approval of the proposed two-for-one stock split is set for June 27, 2007. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal and Corporate Secretary

Date: May 18, 2007

EXHIBIT A

May 17, 2007

For immediate release

Husky Energy Announces Date for Special Meeting of Shareholders

Calgary, Alberta – Husky Energy is pleased to announce a Special Meeting of Shareholders will be held at 10:30 a.m., on Wednesday, June 27, 2007 in the Plus 30 Conference Centre of Western Canadian Place, 707 – 8th Avenue S.W., Calgary, Alberta, Canada.

At the special meeting shareholder approval will be sought for the proposed two-for-one stock split of Husky Energy’s issued and outstanding common shares, which was announced on April 18, 2007. This division has been approved by Husky’s Board of Directors, and is subject to shareholder and regulatory approval. Husky anticipates mailing a management information circular on June 6, 2007 to shareholders of record as of May 28, 2007.

If the proposal is approved at the meeting, pursuant to the rules of the Toronto Stock Exchange, Husky Energy’s common shares will commence trading on a divided basis at the opening of business on July 9, 2007, as the record date for those shareholders entitled to the stock split is expected to be July 11, 2007. Shareholders should retain their existing share certificates and not return them to Husky Energy or to Computershare Trust Company of Canada, Husky Energy’s transfer agent. Share certificates representing the additional common shares resulting from the stock split, will be mailed by Computershare to registered shareholders.

Husky Energy is a Canadian based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE.

For further information, please contact:

Tanis Thacker Senior Analyst, Investor Relations Husky Energy Inc. (403) 298-6747